UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

Hartford Schroders Private Opportunities Fund
(Name of Subject Company (Issuer))

Hartford Schroders Private Opportunities Fund
(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Class A	XHFAX
Class I	XHFIX
Class SDR	XHFSX

Hartford Funds Management Company, LLC
690 Lee Road
Wayne, PA 19087
(610) 386-4068

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:

John V. O’Hanlon, Esq.

Alexander C. Karampatsos, Esq.

Dechert LLP
One International Place, 40th Floor

Boston, MA 02110

(617) 728-7111

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on July 29, 2024 by Hartford Schroders Private Opportunities Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of beneficial interest (“Shares”) in an amount up to 5% of the Fund’s net asset value, calculated as of the calendar quarter end immediately prior to the date of the Statement, on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (b) and (c) to the Statement on July 29, 2024.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on August 26, 2024.

2.	As of the expiration of the Offer, a total of 20 Shares were validly tendered and not withdrawn at a price of $11.273 per Share (the “Tendered Shares”). As of September 24, 2024, in accordance with the terms of the Offer, the Company accepted for payment all of the Tendered Shares, for an aggregate purchase price of $225.46.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

HARTFORD SCHRODERS PRIVATE OPPORTUNITIES FUND

By:	/s/ Alice A. Pellegrino
Name: Alice A. Pellegrino
Title: Vice President and Assistant Secretary
Date: October 28, 2024